Exhibit 99.1

ICON releases its ICON Cares 2024 Report

Dublin, Ireland – 19 May 2025 – ICON plc, (NASDAQ: ICLR) a world-leading clinical research organisation powered by healthcare intelligence, today releases its ICON Cares 2024 Report. The report outlines how the company is delivering on its environmental, social and governance (ESG) goals, as delivered through its ICON Cares program.
In recognition of its efforts in 2024, ICON received a score of 72/100 from EcoVadis, a leading provider of business sustainability ratings, an increase of two points on the previous score, earning ICON a silver medal. ICON also achieved a B- score on its CDP Climate Change response. Most recently, ICON has been named by TIME magazine as one the World’s Best Companies in Sustainable Growth 2025 and the highest ranked CRO.
On the publication of the report, ICON’s CEO, Dr. Steve Cutler commented: “Our industry continues to rapidly evolve – sitting at the confluence of the AI revolution and a parallel revolution in biomedical science. This represents an unprecedented opportunity to address unmet clinical need and to impact the lives of countless patients. As we embrace these changes, we remain focused on delivering on our ICON Cares commitments to our patients, customers, people and planet.”

The ICON Cares 2024 Report is available here. Highlights in the report include:

Continued focus on improving public health and increasing access to clinical trials
ICON recognises access to healthcare as a fundamental human right. In 2024, we continued strides towards improving patients’ lives and concentrated on expanding trial access and improving representation for all participants, trial investigators and community and patient advocacy groups. In 2024, ICON supported over 1,270 clinical studies involving over 416,000 patients. Our efforts contributed to 19 medicines receiving original or supplemental approval.

Innovation and artificial intelligence (AI)
ICON, powered by healthcare intelligence, is devising innovative solutions, leveraging technology, data and partnerships to enhance patient access to clinical trials and to reduce the time from clinical trial to drug approval. ICON expanded its capabilities in AI and robotic process automation in 2024, enhancing efficiency, execution and delivery for its customers. Governance around this evolving technology was also strengthened while ensuring that our automated solutions always factor in human oversight and comply with regulations.

Minimising environmental footprint in our operations
In October 2024, ICON’s near-term, long-term and net-zero science-based targets were validated by the Science Based Targets initiative (SBTi). We have exceeded our near-term SBTi target of 61.2% by 2028 as we have achieved a 70.06% reduction in Scope 1 & 2 Green House Gas (GHG) emissions. We continue to work towards achieving our Scope 3 emissions reduction and long-term targets. Also, we have reduced kit wastage by 15-20% in our laboratories business on certain studies by analysing historical sponsor data and site behaviours using active kit management.
ICON also continued to make improvements against our other environmental targets in 2024 including:
•84.67% of electricity consumed in 2024 came from renewable sources

Exhibit 99.1
•18.8% reduction in kilowatt hours of electricity compared to 2018
For further information about ICON Cares, please visit www.iconplc.com/esg/.
Ends
This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.
About ICON plc
ICON plc is a world-leading clinical research organisation powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,250 employees in 97 locations in 55 countries as at March 31, 2025. For further information about ICON, visit: www.iconplc.com.
Media contacts:

Lisa Henry, Weber Shandwick (PR adviser)
+44 7785 458203
lhenry@webershandwick.com
Kate Haven, Vice President Investor Relations, ICON
+1-888-381-7923
IR@iconplc.com

ICON/ICLR-G